UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company

830 Post Road East

Suite 205

Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Results of Operations and Financial Condition.

On June 4, 2015, China Ceramics Co., Ltd. (the “Registrant”) issued a press release announcing financial results for the quarter ended March 31, 2015. A copy of the press release making the announcement is attached as Exhibit 99.1.

Other Events.

On May 29, 2015, the Registrant executed a settlement stipulation with the Plaintiffs in the pending class action litigation against the Registrant and filed the settlement stipulation with the Court.  Finalization of the settlement is subject to Court approval.  If approved by the court, the Registrant will pay $310,000 in cash and issue $540,000 worth of the Company’s ordinary shares to settle the litigation.  A charge for the settlement amount was included as an expense item in the Company’s fiscal year-end 2014 financial statements.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release dated June 4, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 4, 2015

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated June 4, 2015

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